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                                                   Commission File No. 333-33600

Filed by: Equity Office Properties pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Cornerstone Properties Inc.

  THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY EQUITY OFFICE PROPERTIES
                              TRUST ON MAY 3, 2000.

                                     *****

EQUITY OFFICE PROPERTIES TRUST ANNOUNCES RECORD DATE FOR SHAREHOLDER VOTE ON MERGER WITH CORNERSTONE PROPERTIES INC.

CHICAGO, IL (May 3, 2000) - Equity Office Properties Trust (NYSE:EOP) announced today that the record date for the special meeting of shareholders of Equity Office to consider and vote on the merger agreement and the merger of Cornerstone Properties Inc. with and into Equity Office will be May 12, 2000. Equity Office currently expects that the date of the special meeting will be on or about June 19, 2000.

                  Equity Office Properties Trust is the nation's largest publicly traded owner and manager of office properties, with a national portfolio of 294 buildings comprising 77 million square feet in 23 states and the District of Columbia. Equity Office has an ownership presence in 34 Metropolitan Statistical Areas and in 80 submarkets, enabling it to provide a wide range of office solutions for local, regional and national customers. For more company information, visit the EOP website at www.equityoffice.com.

                  A Registration Statement relating to the Equity Office securities to be issued in the merger has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in this press release, when it becomes available, because it will contain important information. The joint proxy statement/prospectus has been filed in preliminary form with the Securities and Exchange Commission by Equity Office and Cornerstone. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office and Cornerstone with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 21st Floor, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone (312) 446-3300. Under the proxy rules, the participants in the solicitation include all of the trustees of Equity Office, whose ownership of Equity Office securities is described in Equity Office's 2000 Annual Meeting Proxy Statement filed with the SEC.